UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 22, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On May 22, 2014, Raymond James Financial, Inc. (the "Company") made available on its website at www.raymondjames.com under "Our Company, Investor Relations" its quarterly shareholders letter commenting on its results for the quarter ended March 31, 2014. The Company expects to mail this quarterly shareholders letter to certain shareholders on or about May 27, 2014. A copy of the letter is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Letter to shareholders as included in the Raymond James Financial Second Quarter Report 2014 to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____
RAYMOND JAMES FINANCIAL, INC.

Date: May 22, 2014   By: /s/ Jennifer C. Ackart
                                                    Jennifer C. Ackart
                                                    Senior Vice President, Controller

Dear Fellow Shareholders,

In the second fiscal quarter ending March 31, Raymond James continued to recognize the benefits of having completed the integration of Morgan Keegan and refocusing on organic growth in 2014. Net revenues of $1.2 billion exceeded last year's comparable quarter by 3% and were flat with the December 2013 first quarter. Net income for the March quarter was $105 million, representing a 31% increase over the prior year. Earnings per diluted share were $0.72 contrasted to $0.56 last year. Last year's quarterly net revenues and earnings were inflated by $65 million and $22 million, respectively, as a result of the sale of a proprietary investment, Albion, so the improvement is somewhat better than it might appear. The after-tax margin on net revenues was 8.9% compared to 7% last year, and the quarter's annualized rate of return on average equity was 10.9%, up from 9.3% last year.

At first glance, the second quarter's results appear down from the immediately preceding quarter, but, as we reported in the December 2013 quarterly report, that quarter's results were favorably impacted by a number of factors which inflated net income by 5% to 10%. Those factors included a reversal of 2013 bonus accruals, the recognition of an annual performance bonus by Eagle Asset Management and gains in the proprietary capital sector related to liquidations and favorable valuation adjustments, none of which were present in the second quarter. On the expense side, the second quarter incurred $9.5 million more in FICA tax expenses than the December quarter as the accrual started again at the beginning of the calendar year. In addition, advertising costs increased when we introduced new ads, and we relocated our primary data center to Denver, which required unusual testing costs. We also experienced a 36.8% tax rate in the second quarter, contrasted to 34.8% in the first quarter. In short, almost all of the unusual revenues and expenses benefited the first fiscal quarter, thereby affirming our conviction that comparing two serial quarters can be misleading.

Actually, the above discussion should lead one to conclude that the six-month results should provide a better indication of the current run rates of revenues and net earnings. Net revenues for the first six-months of fiscal 2014 were $2.4 billion, an increase of 5% from last year's level. Net income of $221 million exceeded last year's first half by 33%. Earnings per diluted share were $1.54 contrasted to $1.17 during the same period last year. This would represent a 12% increase even after excluding the Morgan Keegan integration expenses incurred during the period last year. On March 31, 2014, shareholders' equity was $3.9 billion, or $27.75 per share. Tangible book value was $25.28 per share.

To understand the resurgence of organic growth, a review of our business segments during the second quarter is instructive. Private Client revenues expanded 12% to $815 million over last year's comparable period and 5% over the immediately preceding quarter. Pretax income of $77 million established a new quarterly record as Private Client Group assets attained a new record of $434 billion, representing a 12% increase over last year's comparable level, while total client assets increased to $458 billion. The headcount of retail financial advisors grew by 1% over the last year to 6,202. Recruiting activity has improved since the first of the year, and we are on track to achieve budget. Furthermore, we are ramping up the size of our training classes to offset attrition from an aging sales force, which is an industry-wide challenge.

The Capital Markets segment generated $224 million in net revenues, which was unchanged from the prior year. Pre-tax profits increased 80% to $30 million through higher investment banking fees and better expense control.

In the second quarter, asset management revenues of $88 million grew 26% over last year, driven by net product sales and market appreciation. Consequently, pretax profits advanced 43% to $30 million. Financial assets under management of $62 billion were up 22% over the prior year and 3% over the immediately preceding quarter.

Revenues of the Raymond James Bank segment declined from last year's period as the interest spread narrowed, in spite of a $1.6 billion increase in loans to an outstanding balance of $10 billion on March 31, 2014. Consequently, pretax income declined 12% to $57 million. Banks have begun to negotiate for higher rates and tougher conditions as a result of the downward pressure on their profit margins. We are hopeful that rates will begin to rise somewhat and that our larger loan balances will eventually result in higher absolute profits, but that will take some time.

Raymond James Financial held its Annual Shareholders Meeting in February, at which time two prospective new directors, Jeffrey N. Edwards and Benjamin C. Esty, were introduced. Jeff has been the COO of New Vernon Advisors, LP, a registered investment advisor, since 2009. Prior to his present position, he served with Merrill Lynch for 22 years in various positions including vice-chairman, CFO and head of investment banking for the Americas. Ben has been the Roy and Elizabeth Simmons Professor of Business at Harvard Business School since 2005. He has been head of the Finance Department since 2009. Our two new additions and nine incumbent directors were elected at the meeting. Pursuant to our board membership principles, we intend to add several additional directors over the next two years to replace those exceeding our term guidelines.

After considerable hard work and testing, our new state-of-the-art data center in Denver is now functioning as our primary processing facility. In addition, our IT and Operations departments recently received recognition as Raymond James received the Bank Insurance and Securities Association (BISA) Technology Innovation Award for the firm's Client Center, which provides Raymond James advisors an integrated and customizable system to efficiently manage their clients' investments. Designed entirely through feedback from financial advisors, Client Center provides them with a holistic view of their clients' account information, along with easy access to capabilities such as building a financial plan, entering a trade or designing a report to review performance. This enables Raymond James advisors to efficiently and proactively respond to clients and market conditions.

Once again, *Fortune* named Raymond James Financial among its most admired companies in the Asset Management/Securities firm category. In fact, we were the only securities firm in the top five list.

In February, *Barron's* recognized 33 Raymond James financial advisors among its list of 1,200 Top Advisors. In March, 10 Raymond James financial advisors were named to the *Financial Times* "FT 400" list of top financial advisors.

Now that we have reported results for the first half of the 2014 year, it seems appropriate to revisit our plans at the beginning of the year as well as reassess our outlook for the future. Most importantly, we are on budget quantitatively and are growing in all of our core business segments. Moreover, we are on track to meeting our expense objectives by fiscal year-end. Although the general economy's growth rate has continued to experience somewhat volatile moments in the various indicators that economists track, there is no doubt that there are more indications of growth than in the past. From a federal deficit that has been reducing monthly to trucking and railroad activity indices or unemployment reports, there is growing evidence that business is recovering from the weather-stricken March quarter. Many economists are now projecting 4% growth in the fourth quarter of calendar 2014. Consequently, the outlook for corporate earnings and future market performance has become more encouraging. Thank you for your trust and confidence.

Sincerely,
Thomas A. James   Paul C. Reilly
Chairman   CEO
May 13, 2014